SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            -------------------

                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        International CompuTex, Inc.
                              (Name of Issuer)

                  Common Stock, Par Value $.001 Per Share
                       (Title of Class of Securities)

                                4 59337 10 1
                               (CUSIP Number)



      Thybo New Ventures Limited                With a copy to
          Par La Ville Place                   Robert Rosenman
         14 Par La Ville Road              Cravath, Swaine & Moore
        Hamilton HM JK Bermuda                825 Eighth Avenue
                                           New York, New York 10019
                                                (212) 474-1300

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              November 9, 1998
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following pages
                             Page 1 of 3 pages




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                                                          Page 2 of 3 Pages



          This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Original Statement") filed by Thybo New Ventures Limited ("Thybo") and Thyssen-Bornemisza Continuity Trust (the "Trust") with the United States Securities and Exchange Commission on February 6 1998, with respect to the Common Stock, $.001 par value (the "Common Stock"), of International CompuTex, Inc., a Georgia corporation (the "Issuer"). Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

          Item 4 is hereby amended to read as follows:

Item 4.   Purpose of Transaction.

          Thybo acquired the Common Stock pursuant to a Common Stock Purchase Agreement dated January 29, 1998 between Thybo and the Issuer (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Thybo appointed Haim E. Dahan, the Chief Executive Officer of the Issuer ("Dahan"), as its proxy and attorney-in-fact to vote or otherwise act with respect to the Common Stock on behalf of Thybo in all respects in connection with any matter on which shareholders are entitled to vote or consent. Dahan's voting rights under the Purchase Agreement expire on the earlier of (i) February 2, 2000, (ii) the date on which Thybo and its "Affiliates", as such term is defined in the Securities Act, on a collective basis beneficially own less than 150,000 shares of the Common Stock or (iii) the death or incapacity of Dahan. Dahan can exercise such voting rights in his exclusive discretion.

          The Purchase Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

          Thybo and the Trust are considering various alternatives that might result in the acquisition by an affiliate of the Trust of additional shares of the Issuer or a transaction in which the Issuer would be combined with an entity controlled by the Trust.




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                                                          Page 3 of 3 Pages




                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1998

                                  THYBO NEW VENTURES LIMITED,

                                     By /s/ Johannes A.M. Vijverberg
                                        -------------------------------
                                        Name:  Johannes A.M. Vijverberg
                                        Title: President


                                   THYBO TRUSTEES LIMITED (as
                                   Trustee of the THYSSEN-
                                   BORNEMISZA CONTINUITY TRUST),

                                      By /s/ Frank Mutch
                                        ----------------------------
                                        Name:  Frank Mutch
                                        Title: Director